15 May 2014

National Grid plc
Board Change

National Grid today announces that Nick Winser, Executive Director UK, will step down from the Board after the 2014 Annual General Meeting in July. Nick will continue with his roles as President of the European Network of Transmission System Operators for Electricity (ENTSO-E) and as chairman of National Grid Electricity Transmission plc and National Grid Gas plc, the two principal regulated operating subsidiaries of National Grid in the UK, through to July 2015 before retiring from the Company. In respect of these responsibilities, he will continue to report to Steve Holliday, Chief Executive of National Grid.

Nick joined the Central Electricity Generating Board in 1983, becoming National Grid’s Director of Engineering in 2001. He was appointed to the Board in April 2003.

Steve Holliday, Chief Executive, said:
“Nick has made an invaluable contribution to the successful development of National Grid in both the UK and US. In recent years he has played a key role in designing and negotiating the recent UK RIIO price controls which should provide enduring value for UK consumers and National Grid shareholders alike through the innovative framework around sharing efficiencies and cost reductions. I am delighted he will continue to contribute to our regulated businesses in the UK and to the broader European industry.”

Sir Peter Gershon, Chairman, added:
“Nick has played an important role on the Board of National Grid, particularly through the key decisions around negotiating and accepting the RIIO price controls in 2012. I would like to thank him for his significant contribution to the Board over the last eleven years.”

CONTACTS

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National Grid (LSE: NG; NYSE: NGG) is an electricity and gas company that connects consumers to energy sources through its networks. In Britain, we run the gas and electricity systems that our society is built on, delivering gas and electricity across the country. In the North Eastern US, we connect more than seven million gas and electric customers to vital energy sources, essential for our modern lifestyles. More information at www.nationalgrid.com and images available at www.flickr.com/photos/national—grid/sets